

June 22, 2011

Via E-mail
Elizabeth Chandler
Vice President, General Counsel & Corporate Secretary
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re: Asbury Automotive Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 17, 2011**
> **File No. 333-174217**

Dear Ms. Chandler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 22. Undertakings, page II-6

1. We note your response to comment seven in our letter dated June 1, 2011. You have provided the undertakings required by Item 512(g) of Regulation S-K, instead of Item 512(a) of Regulation S-K, as requested by such comment. Accordingly, we reissue such comment.

Exhibit 5.2

2. Please tell us why you believe it is necessary to exclude the laws, rules and regulations in the second paragraph on page 3 with respect to the four opinions given on page 2, as your exclusion seems overly broad. If such exclusions are unnecessary, then please delete them from the opinion letter.

Exhibit 5.4

3. Please delete the qualification "[o]ur opinions herein are based upon our consideration of only those Oregon statutes and regulations which, in our experience, are normally applicable to transactions of the type provided for in the Registration Statement," or tell us why you believe this qualification is appropriate.

4. Please tell us why you believe it is necessary to exclude the laws, rules and regulations in the third sentence of paragraph A on page 3 with respect to the four opinions given on page 3, as your exclusion seems overly broad. If such exclusions are unnecessary, then please delete them from the opinion letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Neil Simon
        Jones Day